SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

CORNERSTONE BUILDING BRANDS, INC.

(Name of the Issuer)

Cornerstone Building Brands, Inc.

Camelot Return Merger Sub, Inc.

Camelot Return Intermediate Holdings, LLC

Camelot Return Holdings, LLC

Camelot Return Parent, LLC

Camelot Return Ultimate, LP

Camelot Return GP, LLC

CD&R Pisces Holdings, L.P.

Clayton, Dubilier & Rice Fund X, L.P.

CD&R Associates X, L.P.

CD&R Investment Associates X , Ltd.

Clayton, Dubilier & Rice Fund VIII, L.P.

CD&R Friends & Family Fund VIII, L.P.

Clayton, Dubilier & Rice, LLC

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

628852204

(CUSIP Number of Class of Securities)

Cornerstone Building Brands, Inc.	Camelot Return Intermediate Holdings, LLC
Camelot Return Merger Sub, Inc.
Camelot Return Holdings, LLC
Camelot Return Parent, LLC
Camelot Return Ultimate, LP
Camelot Return GP, LLC
CD&R Pisces Holdings, L.P.
Clayton, Dubilier & Rice Fund X, L.P.
CD&R Associates X, L.P.
CD&R Investment Associates X, Ltd.
Clayton, Dubilier & Rice Fund VIII, L.P.
CD&R Friends & Family Fund VIII, L.P.
Clayton, Dubilier & Rice, LLC
5020 Weston Parkway, Suite 400	c/o Clayton, Dubilier & Rice, LLC
Cary, NC 27513	375 Park Avenue, 18th Floor
(866) 419-0042	New York, NY 10152
Attn: Alena S. Brenner	(212) 407-5227
Attn: Rima Simson

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Wachtell, Lipton, Rosen & Katz	Sullivan & Cromwell LLP
51 West 52nd Street	125 Broad Street
New York, NY 10019	New York, NY 10004
(212) 403-1000	(212) 558-4000
Attn: Mark Gordon	Attn: Frank J. Aquila & Melissa Sawyer

Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800 Attn: Daniel Wolf, P.C. & David Klein, P.C. & Lukas Richards	Kirkland & Ellis LLP 300 N. LaSalle Street Chicago, IL 60654 (312) 862-2000 Attn: Richard Campbell, P.C. & Kevin Mausert, P.C.

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,262,384,568.25	$302,423.05

* For purposes of calculating the fee only, this amount is based upon the sum of (a) 127,009,563 shares of common stock of Cornerstone Building Brands, Inc., par value $0.01 per share (the “Shares”), multiplied by $24.65 per Share, (b) stock options to purchase 3,274,744 Shares multiplied by $14.55 per Share (which is the difference between $24.65 and the weighted average exercise price of $10.10 for such Shares), (c) 1,974,983 Shares underlying restricted stock units multiplied by $24.65 per Share and (d) 1,430,621 Shares underlying performance share units multiplied by $24.65 per Share.

** Determined by multiplying $3,262,384,568.25 by 0.0000927.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $302,423.05

Form or Registration No.: Schedule 14A (File No. 001-14315)

Filing Party: Cornerstone Building Brands, Inc.

Date Filed: April 7, 2022

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 2 to the Transaction Statement on Schedule 13E-3 (as originally filed on April 7, 2022, as amended by Amendment No. 1 filed on May 10, 2022, and together with all exhibits thereto and hereto, this “Amended Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (1) Cornerstone Building Brands, Inc. (“Cornerstone Building Brands” or the “Company”); (2) Camelot Return Intermediate Holdings, LLC, a Delaware limited liability company (“Parent”), (3) Camelot Return Merger Sub, Inc. (“Merger Sub”), a Delaware corporation, (4) Camelot Return Holdings, LLC, a Delaware limited liability company, (5) Camelot Return Parent, LLC, a Delaware limited liability company, (6) Camelot Return Ultimate, LP, a Delaware limited partnership, (7) Camelot Return GP, LLC, a Delaware limited liability company, (8) CD&R Pisces Holdings, L.P., a Cayman Islands exempted limited partnership, (9) Clayton, Dubilier & Rice Fund X, L.P., a Cayman Islands exempted limited partnership, (10) CD&R Associates X, L.P., a Cayman Islands exempted limited partnership, (11) CD&R Investment Associates X, Ltd., a Cayman Islands exempted company, (12) Clayton, Dubilier & Rice Fund VIII, L.P., a Cayman Islands exempted limited partnership, (13) CD&R Friends & Family Fund VIII, L.P., a Cayman Islands exempted limited partnership, and (14) Clayton, Dubilier & Rice, LLC, a Delaware limited liability company (each of (1) through (14) a “Filing Person,” and collectively, the “Filing Persons”). Parent and Merger Sub are subsidiaries of investment funds managed by Clayton, Dubilier & Rice, LLC (“CD&R”), who, together with its affiliates, owns approximately 49% of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (which we refer to as a “share” or, collectively, “shares”).

This Amended Transaction Statement relates to the Agreement and Plan of Merger, dated as of March 5, 2022 (as it may be amended from time to time, the “merger agreement”), by and among the Company, Parent and Merger Sub. In connection with the merger agreement, an affiliate of CD&R has provided a limited guarantee (as amended from time to time, the “limited guarantee”) with respect to the payment of a termination fee that may be payable by Parent to the Company under the merger agreement, as well as certain reimbursement obligations that may be owed by Parent pursuant to the merger agreement, in each case, subject to the terms of the merger agreement and the limited guarantee.

If the merger agreement is adopted by the Company’s stockholders and the other conditions under the merger agreement are either satisfied or waived, Merger Sub will be merged with and into the Company (which we refer to as the “merger”), the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the merger (the “Surviving Corporation”) and as a subsidiary of Parent. Upon completion of the merger, each share of Company common stock outstanding immediately prior to the effective time of the merger (other than (1) shares of Company common stock that are to be cancelled or converted into shares of common stock of the Surviving Corporation in accordance with the merger agreement and (2) shares of Company common stock that are owned by stockholders of the Company (other than CD&R, certain investment funds managed by CD&R and other affiliates of CD&R that hold shares of Company common stock, which we refer to as the “affiliated stockholders”) who did not vote in favor of the merger agreement or the merger and who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware), will be converted into the right to receive $24.65 in cash per share, without interest (the “merger consideration”). Following the completion of the merger, the shares of Company common stock will no longer be publicly traded, and holders of such shares of Company common stock that have been converted into the right to receive the merger consideration will cease to have any ownership interest in the Company.

Concurrently with the filing of this Amended Transaction Statement, the Company is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors (the “Board”) is soliciting proxies from stockholders of the Company in connection with the merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the merger agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. Terms used but not defined in this Amended Transaction Statement have the meanings assigned to them in the Proxy Statement.

The special committee (the “Special Committee”) of the Board, consisting solely of the Company’s independent directors who are independent of, and not affiliated with, CD&R or its affiliates, evaluated the merger in consultation with the Company’s management and legal and financial advisors, and unanimously (1) determined that the terms of the merger agreement, the voting and support agreement, dated as of March 5, 2022, by and among the Company and affiliates of Parent, including CD&R, which we refer to as the “voting and support agreement,” the limited guarantee and the transactions contemplated by the merger agreement, the voting and support agreement and the limited guarantee (the “transaction”), including the merger, are fair to, and in the best interests of, the Company and its stockholders other than the affiliated stockholders, which stockholders we refer to as the “unaffiliated stockholders,” (2) determined that it is advisable and in the best interests of the Company and the unaffiliated stockholders to enter into the merger agreement, the voting and support agreement and the limited guarantee and (3) recommended that the Board approve and authorize the merger agreement, the voting and support agreement, the limited guarantee and the transaction.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Amended Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in, or incorporated by reference into, this Amended Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

Item 2. Subject Company Information

Regulation M-A Item 1002

(a) Name and address. Cornerstone Building Brands’ name, and the address and telephone number of its principal executive offices are:

Cornerstone Building Brands, Inc.

5020 Weston Parkway, Suite 400

Cary, NC 27513

(866) 419-0042

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger—How many votes do I have?”

“The Special Meeting—Record Date and Quorum”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

“The Merger Agreement—Conduct of Our Business Pending the Merger”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the Company—Certain Transactions in the Shares of Common Stock”

Item 3. Identity and Background of Filing Person

Regulation M-A Item 1003

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(a) – (b) Name and Address of Each Filing Person; Business and Background of Entities.

“Summary Term Sheet—Parties to the Merger”

“Parties to the Merger”

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Other Important Information Regarding the CD&R Entities”

“Where You Can Find More Information”

(c) Business and Background of Natural Persons.

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Other Important Information Regarding the CD&R Entities”

“Where You Can Find More Information”

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a) Material terms.

(1) Tender offer. Not applicable

(2) Merger or Similar Transactions.

(i) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Effective Time of the Merger”

“Special Factors—Payment of Merger Consideration”

“The Merger Agreement—Conditions to the Merger”

(ii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Payment of Merger Consideration”

“The Merger Agreement—Treatment of Common Stock and Company Equity Awards”

(iii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of Parent and Merger Sub as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the CD&R Entities for the Merger”

“Special Factors—Opinion of Centerview Partners LLC”

“Special Factors—Unaudited Prospective Financial Information of the Company”

(iv) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Merger Agreement—Stockholders Meeting”

“The Special Meeting—Vote Required”

(v) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

(vi) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Accounting Treatment”

(vii) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Merger Agreement—Treatment of Common Stock and Company Equity Awards”

“The Voting and Support Agreement”

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Appraisal Rights”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Provisions for Unaffiliated Stockholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Merger Agreement—Treatment of Common Stock and Company Equity Awards”

“Other Important Information Regarding the Company—Certain Transactions in the Shares of Common Stock”

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of Parent and Merger Sub as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the CD&R Entities for the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantee”

“The Merger Agreement”

“The Voting and Support Agreement”

Annex A—Agreement and Plan of Merger, dated as of March 5, 2022, by and among Camelot Return Intermediate Holdings, LLC, Camelot Return Merger Sub, Inc., and Cornerstone Building Brands, Inc.

Annex D—Voting and Support Agreement, dated as of March 5, 2022 by and among Cornerstone Building Brands, Inc., CD&R Pisces Holdings, L.P., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P. and Clayton, Dubilier & Rice, LLC, and, solely for the purposes set forth therein, Clayton, Dubilier & Rice Fund X, L.P.

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantee”

“The Merger Agreement”

“The Voting and Support Agreement”

“The Special Meeting—Vote Required”

“Other Important Information Regarding the Company—Certain Transactions in the Shares of Common Stock”

Annex A—Agreement and Plan of Merger, dated as of March 5, 2022, by and among Camelot Return Intermediate Holdings, LLC, Camelot Return Merger Sub, Inc., and Cornerstone Building Brands, Inc.

Annex D—Voting and Support Agreement, dated as of March 5, 2022 by and among Cornerstone Building Brands, Inc., CD&R Pisces Holdings, L.P., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P. and Clayton, Dubilier & Rice, LLC, and, solely for the purposes set forth therein, Clayton, Dubilier & Rice Fund X, L.P.

Item 6. Purposes of the Transaction, and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for Parent”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Payment of Merger Consideration”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

“Delisting and Deregistration of Common Stock”

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of Parent and Merger Sub as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the CD&R Entities for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Recent Developments”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for Parent”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantee”

“Voting and Support Agreement”

“The Merger Agreement—Effects of the Merger; Directors and Officers; Articles of Incorporation; Bylaws”

“The Merger Agreement—Treatment of Common Stock and Company Equity Awards”

“The Merger Agreement—Conduct of Our Business Pending the Merger”

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Delisting and Deregistration of Common Stock”

Annex A—Agreement and Plan of Merger, dated as of March 5, 2022, by and among Camelot Return Intermediate Holdings, LLC, Camelot Return Merger Sub, Inc., and Cornerstone Building Brands, Inc.

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the CD&R Entities for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the CD&R Entities for the Merger”

“Special Factors—Opinion of Centerview Partners LLC”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the CD&R Entities for the Merger”

“Special Factors—Opinion of Centerview Partners LLC”

“Special Factors—Unaudited Prospective Financial Information of the Company”

“Special Factors—Certain Effects of the Merger”

Annex B – Opinion of Centerview Partners LLC

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the CD&R Entities for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for Parent”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Accounting Treatment”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Payment of Merger Consideration”

“The Merger Agreement—Effects of the Merger; Directors and Officers; Articles of Incorporation; Bylaws”

“The Merger Agreement—Treatment of Common Stock and Company Equity Awards”

“The Merger Agreement—Conduct of Our Business Pending the Merger”

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

“Delisting and Deregistration of Common Stock”

Annex A—Agreement and Plan of Merger, dated as of March 5, 2022, by and among Camelot Return Intermediate Holdings, LLC, Camelot Return Merger Sub, Inc., and Cornerstone Building Brands, Inc.

Item 8. Fairness of the Transaction

Regulation M-A Item 1014

(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Opinion of Centerview Partners LLC”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the CD&R Entities for the Merger”

“Special Factors—Certain Effects of the Merger”

Annex B—Opinion of Centerview Partners LLC

Discussion Materials of Centerview Partners LLC for the Special Committee, dated October 25, 2021, are attached hereto as Exhibit (c)(1) and are incorporated herein by reference.

Discussion Materials of Centerview Partners LLC for the Special Committee, dated November 23, 2021, are attached hereto as Exhibit (c)(2) and are incorporated herein by reference.

Discussion Materials of Centerview Partners LLC for the Special Committee, dated December 14, 2021, are attached hereto as Exhibit (c)(3) and are incorporated herein by reference.

Discussion Materials of Centerview Partners LLC for the Special Committee, dated January 7, 2022, are attached hereto as Exhibit (c)(4) and are incorporated herein by reference.

Discussion Materials of Centerview Partners LLC for the Special Committee, dated February 9, 2022, are attached hereto as Exhibit (c)(5) and are incorporated herein by reference.

Discussion Materials of Centerview Partners LLC for the Special Committee, dated February 11, 2022, are attached hereto as Exhibit (c)(6) and are incorporated herein by reference.

Discussion Materials of Centerview Partners LLC for the Special Committee, dated March 5, 2022, are attached hereto as Exhibit (c)(7) and are incorporated herein by reference.

Discussion Materials of Centerview Partners LLC for the Board, dated March 5, 2022, are attached hereto as Exhibit (c)(8) and are incorporated herein by reference.

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“The Merger Agreement—Stockholders Meeting”

“The Merger Agreement—Conditions to the Merger”

“The Special Meeting”

Annex A—Agreement and Plan of Merger, dated as of March 5, 2022, by and among Camelot Return Intermediate Holdings, LLC, Camelot Return Merger Sub, Inc., and Cornerstone Building Brands, Inc.

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(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Provisions for Unaffiliated Shareholders”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Opinion of Centerview Partners LLC”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Merger (The Merger Agreement Proposal—Proposal 1)”

(f) Other offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a) – (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Opinion of Centerview Partners LLC”

“Where You Can Find More Information”

Annex B—Opinion of Centerview Partners LLC

Discussion Materials of Centerview Partners LLC for the Special Committee, dated October 25, 2021, are attached hereto as Exhibit (c)(1) and are incorporated herein by reference.

Discussion Materials of Centerview Partners LLC for the Special Committee, dated November 23, 2021, are attached hereto as Exhibit (c)(2) and are incorporated herein by reference.

Discussion Materials of Centerview Partners LLC for the Special Committee, dated December 14, 2021, are attached hereto as Exhibit (c)(3) and are incorporated herein by reference.

Discussion Materials of Centerview Partners LLC for the Special Committee, dated January 7, 2022, are attached hereto as Exhibit (c)(4) and are incorporated herein by reference.

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Discussion Materials of Centerview Partners LLC for the Special Committee, dated February 9, 2022, are attached hereto as Exhibit (c)(5) and are incorporated herein by reference.

Discussion Materials of Centerview Partners LLC for the Special Committee, dated February 11, 2022, are attached hereto as Exhibit (c)(6) and are incorporated herein by reference.

Discussion Materials of Centerview Partners LLC for the Special Committee, dated March 5, 2022, are attached hereto as Exhibit (c)(7) and are incorporated herein by reference.

Discussion Materials of Centerview Partners LLC for the Board, dated March 5, 2022, are attached hereto as Exhibit (c)(8) and are incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Cornerstone Building Brands during its regular business hours by any interested equity security holder of Cornerstone Building Brands or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) – (b) Source of funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantee”

“The Merger Agreement—Financing; Cooperation with Debt Financing”

Debt Commitment Letter, dated March 5, 2022, by and among Camelot Return Merger Sub, Inc. and Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., UBS AG, Stamford Branch, UBS Securities LLC, Barclays Bank PLC, BNP Paribas, BNP Paribas Securities Corp., Royal Bank of Canada, RBC Capital Markets, Société Générale, Goldman Sachs Bank USA, Natixis, New York Branch, Jefferies Finance LLC, Apollo Global Funding, LLC, Apollo Capital Management, L.P., on behalf of one or more funds, accounts, or other clients managed by it or its affiliates, U.S. Bank National Association and Blackstone Alternative Credit Advisors LP, is attached hereto as Exhibit (b)(1) and is incorporated herein by reference.

Debt Commitment Letter, dated March 5, 2022, by and among Camelot Return Holdings, LLC and Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., UBS AG, Stamford Branch, UBS Securities LLC, Barclays Bank PLC, BNP Paribas, BNP Paribas Securities Corp., Royal Bank of Canada, RBC Capital Markets, Société Générale, Goldman Sachs Bank USA, Natixis, New York Branch, Jefferies Finance LLC and Arawak X, L.P., is attached hereto as Exhibit (b)(2) and is incorporated herein by reference.

Equity Commitment Letter, dated March 5, 2022, by and between Clayton, Dubilier & Rice Fund X, L.P. and Camelot Return Intermediate Holdings, LLC., is attached hereto as Exhibit (b)(3) and is incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination”

“The Merger Agreement—Company Termination Fee”

“The Merger Agreement—Parent Termination Fee”

“The Merger Agreement—Expenses”

12

(d) Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Financing of the Merger”

“The Merger Agreement—Financing; Cooperation with Debt Financing”

Debt Commitment Letter, dated March 5, 2022, by and between Camelot Return Merger Sub, Inc. and Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., UBS AG, Stamford Branch, UBS Securities LLC, Barclays Bank PLC, BNP Paribas, BNP Paribas Securities Corp., Royal Bank of Canada, RBC Capital Markets, Société Générale, Goldman Sachs Bank USA, Natixis, New York Branch, Jefferies Finance LLC, Apollo Global Funding, LLC, Apollo Capital Management, L.P., on behalf of one or more funds, accounts, or other clients managed by it or its affiliates, U.S. Bank National Association and Blackstone Alternative Credit Advisors LP, is attached hereto as Exhibit (b)(1) and is incorporated herein by reference.

Debt Commitment Letter, dated March 5, 2022, by and between Camelot Return Holdings, LLC and Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., UBS AG, Stamford Branch, UBS Securities LLC, Barclays Bank PLC, BNP Paribas, BNP Paribas Securities Corp., Royal Bank of Canada, RBC Capital Markets, Société Générale, Goldman Sachs Bank USA, Natixis, New York Branch, Jefferies Finance LLC and Arawak X, L.P., is attached hereto as Exhibit (b)(2) and is incorporated herein by reference.

Equity Commitment Letter, dated March 5, 2022, by and between Clayton, Dubilier & Rice Fund X, L.P. and Camelot Return Intermediate Holdings, LLC., is attached hereto as Exhibit (b)(3) and is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Other Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the Company—Certain Transactions in the Shares of Common Stock”

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the CD&R Entities for the Merger”

“Special Factors—Intent to Vote in Favor of the Merger”

“Special Factors—CD&R’s Obligation to Vote in Favor of the Merger”

“The Merger Agreement—CD&R Vote”

13

“The Special Meeting—Vote Required”

“Voting and Support Agreement”

Annex D—Voting and Support Agreement, dated as of March 5, 2022 by and among Cornerstone Building Brands, Inc., CD&R Pisces Holdings, L.P., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P. and Clayton, Dubilier & Rice, LLC, and, solely for the purposes set forth therein, Clayton, Dubilier & Rice Fund X, L.P.

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the CD&R Entities for the Merger”

Item 13. Financial Information

Regulation M-A Item 1010

(a) Financial statements. The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2021 and 2020 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed on March 1, 2022 and the unaudited consolidated financial statements of the Company for the quarterly period ended April 2, 2022 are incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2022, filed on May 3, 2022 (see “Item 8. Financial Statements and Supplementary Data” beginning on page 49).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Unaudited Prospective Financial Information of the Company”

“Other Important Information Regarding the Company—Book Value per Share”

“Where You Can Find More Information”

(b) Pro forma information. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Unaudited Prospective Financial Information of the Company”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Special Meeting—Solicitation of Proxies; Payment of Solicitation Expenses”

14

Item 15. Additional Information

Regulation M-A Item 1011

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger—Golden Parachute Compensation”

“The Merger Agreement—Treatment of Common Stock and Company Equity Awards”

“The Special Meeting—Time, Place and Purpose of the Special Meeting”

“Merger-Related Executive Compensation Arrangement (The Merger-Related Compensation Proposal—Proposal 3)”

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1) Definitive Proxy Statement of Cornerstone Building Brands, Inc. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the SEC).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to Cornerstone Building Brands, Inc. Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release, dated March 7, 2022 (filed as Exhibit 99.1 to Cornerstone Building Brands, Inc.’s Current Report on Form 8-K, filed March 7, 2022 and incorporated herein by reference).

(b)(1) Debt Commitment Letter, dated March 5, 2022, by and between Camelot Return Merger Sub, Inc. and Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., UBS AG, Stamford Branch, UBS Securities LLC, Barclays Bank PLC, BNP Paribas, BNP Paribas Securities Corp., Royal Bank of Canada, RBC Capital Markets, Société Générale, Goldman Sachs Bank USA, Natixis, New York Branch, Jefferies Finance LLC, Apollo Global Funding, LLC, Apollo Capital Management, L.P., on behalf of one or more funds, accounts, or other clients managed by it or its affiliates, U.S. Bank National Association and Blackstone Alternative Credit Advisors LP.*

(b)(2) Debt Commitment Letter, dated March 5, 2022, by and between Camelot Return Holdings, LLC and Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., UBS AG, Stamford Branch, UBS Securities LLC, Barclays Bank PLC, BNP Paribas, BNP Paribas Securities Corp., Royal Bank of Canada, RBC Capital Markets, Société Générale, Goldman Sachs Bank USA, Natixis, New York Branch, Jefferies Finance LLC and Arawak X, L.P.*

(b)(3) Equity Commitment Letter, dated March 5, 2022, by and between Clayton, Dubilier & Rice Fund X, L.P. and Camelot Return Intermediate Holdings, LLC.*

(c)(1) Discussion Materials of Centerview Partners LLC for the Special Committee, dated October 25, 2021.**

(c)(2) Discussion Materials of Centerview Partners LLC for the Special Committee, dated November 23, 2021.**

(c)(3) Discussion Materials of Centerview Partners LLC for the Special Committee, dated December 14, 2021.**

15

(c)(4) Discussion Materials of Centerview Partners LLC for the Special Committee, dated January 7, 2022.**

(c)(5) Discussion Materials of Centerview Partners LLC for the Special Committee, dated February 9, 2022.**

(c)(6) Discussion Materials of Centerview Partners LLC for the Special Committee, dated February 11, 2022.**

(c)(7) Discussion Materials of Centerview Partners LLC for the Special Committee, dated March 5, 2022.**

(c)(8) Discussion Materials of Centerview Partners LLC for the Board, dated March 5, 2022.**

(c)(9) Opinion of Centerview Partners LLC, dated March 5, 2022 (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(1) Agreement and Plan of Merger, dated as of March 5, 2022, by and among Camelot Return Intermediate Holdings, LLC, Camelot Return Merger Sub, Inc., and Cornerstone Building Brands, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Limited Guarantee, dated March 5, 2022, by Clayton, Dubilier & Rice Fund X, L.P. in favor of Cornerstone Building Brands, Inc.*

(d)(3) Voting and Support Agreement, dated March 5, 2022, by and between Cornerstone Building Brands, Inc. CD&R Pisces Holdings, L.P., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., Clayton, Dubilier & Rice, LLC, and, solely for purposes of Section 3 of the Agreement, Clayton, Dubilier & Rice Fund X, L.P. (filed as Exhibit 10.1 to Cornerstone Building Brands, Inc.’s Current Report on Form 8-K, filed March 7, 2022 and incorporated herein by reference).

(d)(4)     Stockholders Agreement, dated November 16, 2018, by and among NCI Building Systems, Inc., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Pisces Holdings, L.P., Atrium Intermediate Holdings, LLC, GGC BP Holdings, LLC and AIC Finance Partnership, L.P. (filed as Exhibit 10.1 to NCI Building Systems, Inc.’s Current Report on Form 8-K, filed November 20, 2018 and incorporated herein by reference).

(d)(5) Stockholders Agreement – Limited Waiver, dated as of February 12, 2022, by and among Cornerstone Building Brands, Inc., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P. and CD&R Pisces Holdings, L.P. (filed as Exhibit 10.1 to Cornerstone Building Brands, Inc.’s Current Report on Form 8-K, filed February 14, 2022 and incorporated herein by reference).

(f) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).

(g) None.

107 Filing Fee Table.*

* Previously filed with the Schedule 13E-3 filed with the SEC on April 7, 2022.

** Previously filed with Amendment No. 1 to the Schedule 13E-3 filed with the SEC on May 10, 2022.

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SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 24, 2022.

CORNERSTONE BUILDING BRANDS, INC.

By:	/s/ Alena S. Brenner
Name: Alena S. Brenner
Title: Executive Vice President, General Counsel and Corporate Secretary

CAMELOT RETURN INTERMEDIATE HOLDINGS, LLC

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CAMELOT RETURN MERGER SUB, INC.

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CAMELOT RETURN HOLDINGS, LLC

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CAMELOT RETURN PARENT, LLC

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CAMELOT RETURN ULTIMATE, LLC

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CAMELOT RETURN GP, LLC

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R PISCES HOLDINGS, L.P.

By: CD&R Investment Associates X, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CLAYTON, DUBILIER & RICE FUND VIII, L.P.

By: CD&R Associates VIII, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R FRIENDS & FAMILY FUND, L.P.

By: CD&R Associates VIII, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CLAYTON, DUBILIER & RICE FUND X, L.P.

By: CD&R Associates X, L.P.
Its: General Partner

By: CD&R Investment Associates X, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R ASSOCIATES X, L.P.

By: CD&R Investment Associates X, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES X, LTD.

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CLAYTON, DUBILIER & RICE, LLC

By:	/s/ Jillian C. Griffiths
Name: Jillian C. Griffiths
Title: Chief Financial Officer